EXHIBIT 14.1

INERGY HOLDINGS, L.P.

CODE OF BUSINESS CONDUCT AND ETHICS

This Code of Business Conduct and Ethics (the “Code”) describes the standard of ethical business conduct expected from all officers, directors and employees (together “employees”) of Inergy Holdings, L.P. (“NRGP”) and its affiliates (the “Company”).

This Code is a guide for the minimum requirements expected of you. It does not provide a detailed description of all Company policies and it in no way limits or restricts the applicability of any provision of any other Company policy. You are expected to understand all other Company policies and to conduct yourself in accordance with those policies at all times.

This Code has been developed, among other reasons, to communicate NRGP’s expectations of our officers, directors and employees and to promote the following conduct:

•	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;

•	Avoidance of conflicts of interest, including disclosure of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

•	Full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with the SEC and in our other public communications;

•	Compliance with applicable governmental laws, rules, and regulations;

•	Prompt internal reporting of violations of the Code;

•	Deterrence of wrongdoing; and

•	Accountability for adherence to the Code.

1.0 OUR GUIDING PRINCIPLES AND VALUES

All employees are required to observe the highest standards of business and personal ethics in the conduct of their duties and responsibilities. All employees are expected to devote their best efforts and attention to the performance of their responsibilities. Accordingly, every employee is expected (i) to use good judgment, (ii) to maintain the highest level of integrity and honesty, (iii) to comply with all applicable laws, rules and regulations, and (iv) to avoid actual or potential conflicts between his or her personal interests and the interests of the Company.

2.0 COMPLIANCE OFFICER

We have established the position of Compliance Officer to help you understand and comply with this Code. The Compliance Officer’s duties include establishing procedures related to implementation and enforcement of this Code. The Compliance Officer in conjunction with the Chief Executive Officer will have full authority to establish appropriate enforcement mechanisms and discipline for violations of the Code.

The Compliance Officer’s name and contact information is available on the Company’s intranet, and you will be promptly notified of any changes to this information. The Compliance Officer will establish specific procedures for seeking guidance under this Code and reporting violations, and these procedures will be available at all times on the Company’s intranet.

3.0 HUMAN RESOURCES

We are committed to fostering a work environment that values diversity among our employees. All of our human resource policies and activities are designed to create a respectful workplace in which every individual has the opportunity to reach his or her highest potential. These policies are found in your employment policies materials and you are required under this Code to comply with each of them.

Consistent with our obligations under applicable employment laws and regulations, it is our policy to provide employment opportunities equitably to all individuals throughout the Company regardless of race, color, religion, sex, national origin, age, veteran status or disability. We do not tolerate harassment or discrimination against any person. These policies apply to both applicants and employees and in all phases of employment, including recruiting, hiring, placement, training and development, transfer, promotion, demotion, performance reviews, compensation and benefits, and separation from employment.

You are expected to conduct and are accountable for conducting yourself in a manner appropriate for your work environment, and you are expected to be sensitive to and respectful of the concerns, values and preferences of others.

4.0 CONFLICTS OF INTEREST

4.1 General

A conflict of interest occurs when personal interests interfere with your ability to exercise your judgment objectively, or to do your job in a way that is certain to be in the best interests of the Company. Every employee must take active steps to avoid actual or potential conflicts of interest.

Some examples of potential conflicts of interest include:

•	Working for or consulting for or providing information to a competitor or potential competitor of NRGP.

•	Accepting favors in return for business from NRGP.

•	Participating in transactions or arrangements related to NRGP that provide personal financial gain.

•	Participating in business transactions or arrangements in which family members benefit from your involvement with NRGP.

•	Accepting bribes or kick-backs.

•	Taking advantage of business or financial opportunities that result from information not generally available to the public gained from your association with NRGP.

If a potential conflict of interest arises, or you are unsure if your actions will present a conflict of interest, you must discuss with, and report the situation to, your supervisor or follow the specified procedures for reporting the situation to the Compliance Officer outlined in Section 10, below.

4.2 Outside Employment

We realize that in some circumstances an employee may need to take on additional part-time work for another employer. While we do not encourage this practice, in some circumstances outside employment for certain employees may be allowed, as deemed appropriate by the individual’s supervisor, as long as (i) it does not present a conflict of interest, (ii) it does not interfere with your employment with us, and (iii) you are not working for a competitor.

We expect your employment with us to take priority over any outside employment. Outside employment will not be considered as an excuse for poor performance, absenteeism, tardiness or refusal to work necessary hours to perform your job successfully. In the event that you currently have, or later acquire, outside employment, you must notify your supervisor of the nature of the work and the hours required for your outside employment.

4.3 Gifts

We recognize that our employees may give gifts to other employees or to business associates of the Company, such as customers or suppliers. No employee, whether using Company funds or personal funds, may give such a gift in exchange for special treatment or favor for the employee or the Company.

We also recognize that our employees may be offered gifts from other employees or from business associates of the Company. No employee may accept any gift in exchange for giving special treatment or favor to the giver.

5.0 CONFIDENTIAL INFORMATION; INTELLECTUAL PROPERTY

The protection of confidential business information, including financial information, trade secrets, product information and customer-related data, is vital to our interests and success. Any employee who discloses trade secrets or confidential business information, including any information regarding our customers, employees, training materials, financial matters, etc. may be subject to disciplinary action up to and including termination and legal action.

You must continue to comply with the provisions of any confidentiality or similar agreement you may have signed. You also must comply with our Policy on Securities Trading and Handling of Non-Public Information with respect to disclosure of material information for the purpose of trading any securities.

You agree to make prompt, full and complete disclosure to NRGP and to assign to NRGP the entire, worldwide right, title and interest in and to any and all inventions, developments, concepts or ideas made or conceived (either alone or jointly) by you during the term of or in connection with your employment at NRGP, which are made or conceived on the time of, or at the expense of, or with materials or labor supplied by NRGP. Such intellectual property shall include patentable and unpatentable inventions, implemented ideas or improvements. You further agree that personal use of such intellectual property or a transfer of such intellectual property to a third party is a violation of this Code.

6.0 ANTITRUST COMPLIANCE

Antitrust laws are designed to prohibit practices that might unreasonably restrict competition. These laws deal with agreements and practices “in restraint of trade” such as price fixing and boycotting suppliers or customers. They also prohibit (i) pricing intended to drive a competitor out of business; (ii) disparaging, misrepresenting or harassing a competitor; (iii) stealing trade secrets; (iv) bribery; and (v) kickbacks.

It is our policy to comply fully with antitrust laws. You are prohibited from engaging in practices that violate antitrust and competition laws. If you have any questions or concerns about the propriety of certain business practices, please consult with your supervisor or follow the appropriate procedures for contacting the Compliance Officer.

7.0 FINANCIAL INTEGRITY AND COMPANY RECORDS

We rely on our accounting records to produce reports for our management, shareholders, creditors, governmental agencies, and others. We are committed to maintaining books and records that accurately and fairly reflect our financial transactions. Each employee must maintain accurate and fair records of transactions, time reports, expense accounts and other business records.

In this respect, the following guidelines must be followed:

•	No undisclosed or unrecorded funds or assets may be established for any purpose.

•	Assets and liabilities of the Company must be recognized and stated in accordance with our standard practices and Generally Accepted Accounting Principles (“GAAP”).

•	No false or artificial entries may be made or misleading reports issued.

•	No false or fictitious invoices may be paid or created.

If you believe that our books and records are not being maintained in accordance with these requirements, you should report the matter immediately pursuant to Section 10.0 of the Code and the procedures implemented by the Compliance Officer.

In addition, if you have any concerns regarding questionable accounting or auditing matters at the Company, you may raise those concerns confidentially and anonymously directly to the Compliance Officer.

8.0 SECURITIES LAW DISCLOSURES AND PUBLIC COMMUNICATIONS; TRADING IN COMPANY STOCK

We are committed to full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications. All employees have responsibility to ensure that false or intentionally misleading information is not given in the Company’s filings with the SEC or public communications.

No employee should buy or sell Company units while in possession of material inside information. You must comply at all times with the Company’s Policy on Securities Trading and Handling of Non-Public Information.

If you believe that incomplete, false or intentionally misleading information has been given in the Company’s securities filings or public communications or that an employee has engaged in insider trading, you should report the matter immediately pursuant to Section 10.0 of this Code and the procedures implemented by the Compliance Officer.

9.0 CODE VIOLATIONS

We take the provisions of this Code very seriously, and we will treat any violations of the Code accordingly. A failure by any person to comply with applicable laws, rules or regulations governing our business, this Code or any other policies or requirements may result in disciplinary action up to and including termination and, if warranted, legal action against the person.

10.0 QUESTIONS ABOUT COMPLIANCE AND REPORTING VIOLATIONS

If you have any questions or concerns about compliance with this Code, talk with your supervisor or contact the Compliance Officer through the established procedures. You are expected to report any violations of this Code. Failure to promptly notify a supervisor or the Compliance Officer of a violation of this Code is a breach of the Code and may result in punishment, including the punishments outlined in Section 9.0 of this Code or specified by the Compliance Officer.

You can discuss your concern without fear of any form of retaliation. When you report a violation of the Code to the Compliance Officer through the established procedures:

•	You will be treated with respect.

•	Your concerns will be taken seriously. If your concerns are not resolved at the time of your report, you will be informed of the outcome if you provide your contact information.

•	You will not be required to identify yourself.

•	Your communication will be protected to the greatest extent possible.

To ask questions about the matter discussed in this Code, or to report a violation of this Code you may take any of the following steps:

•	Contact your supervisor;

•	Contact the Compliance Officer or a member of his or her staff;

•	Call the dedicated telephone number. This number is shown on our intranet or can be obtained from your supervisor.

11.0 WAIVERS OF THE CODE AND DISCLOSURE

Any waiver of this Code for an employee must be made by the employee’s supervisor and immediately reported to senior management and the Compliance Officer. Any waiver of the Code for the members of our board of directors, the Chief Executive Officer, Chief Financial Officer, and persons performing similar functions may be made only by the Audit Committee of the Board of Directors.

All requests for waivers will be considered on a case-by-case basis. All waivers of this Code for the members of our board of directors, Chief Executive Officer, Chief Financial Officer, and persons performing similar functions will be promptly disclosed to the public as required by applicable laws, rules and regulations.

12.0 CODE SHALL BE PUBLICLY AVAILABLE

This Code, and any amendments or supplements hereto, will be available on the Company’s website.

Adopted June 3, 2005.

Exhibit A

Acknowledgment of Receipt and Certification of

Compliance with NRGP’s Code of Business Conduct and Ethics

I hereby certify that:

1.	I have read and understand the Company’s Code of Business Conduct and Ethics and its reporting procedures. I understand that the Compliance Officer is available to answer any questions I have regarding the Code.

2.	I will continue to comply with the Code for so long as I am subject to the Code.

Date:

Name:

Position:

[to be included in new-hire packets and signed by new hire]